UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-12164

CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Wolverine Tube, Inc. Savings Plan Wolverine Tube Savings Plan for the Carrollton and Jackson Locations (together, as successors to the Wolverine Tube, Inc. Savings Plan)
Full Name of Registrant

Wolverine Tube, Inc. Savings Plan
Former Name if Applicable

200 Clinton Avenue West, Suite 1000
Address of Principal Executive Office (Street and Number)

Huntsville, Alabama 35801
City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 11-K for the Wolverine Tube, Inc. Savings Plan and Wolverine Tube Savings Plan for the Carrollton and Jackson Locations (together, as successors to the Wolverine Tube, Inc. Savings Plan, the “Plan”) for the period ended December 31, 2008 (the “Form 11-K”) within the prescribed time period without unreasonable effort or expense. The Registrant was unable to conclude processes and procedures necessary for its auditors, KPMG LLP, to render an opinion on the Plan’s financial statements for the period ended December 31, 2008. Accordingly, the Registrant needs additional time to file complete and accurate financial statements required to be included in the Form 11-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David A. Owen	(256)	580-3976
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wolverine Tube, Inc. Savings Plan Wolverine Tube Savings Plan for the Carrollton and Jackson Locations (together, as successors to the Wolverine Tube, Inc. Savings Plan)
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2009	WOLVERINE TUBE, INC. SAVINGS PLAN
WOLVERINE TUBE SAVINGS PLAN FOR THE CARROLLTON AND JACKSON LOCATIONS
(as successors to the Wolverine Tube, Inc. Savings Plan)

		By:	WOLVERINE TUBE, INC.

			By:	/s/ David A. Owen
David A. Owen
Senior Vice President, Chief Financial Officer and Corporate Secretary

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